THE FLORIDA CANE DISTILLERY

Main Street | Retail | Alcohol | Marketing | Distillery

Craft Distillery w/ 5 brands, engaging tasting room, and statewide distribution

FLORIDACANE.COM TAMPA FLORIDA



TAMIAMI
FLORIDA GIN
EL ENCANTO
SILVER
RUM
RED DRUM
BOURBON WHISKEY
ARANCELLO
Sunshine
Moonshine
SUNRISE



These days, a product's scalability and efficacy trumps the most important measure-- quality. At the core, we want to reintroduce fresh Florida produce, Florida sugar cane, and American-made bottles. Our mission is to educate our customers and provide them with consistently superior spirits as a trusted brand.

Lee Nelson Owner @ THE FLORIDA CANE DISTILLERY

Why you may want to support us...

1. Advocated for law change and became Florida's first craft distillery with a vodka tasting room.
2. Large Account Clients— Wal-Mart, Total Wine, ABC Liquors, Disney, Busch Gardens, Sea World.
3. Multiple Revenue Streams: Whiskey Distilling School, Hand Sanitizer sold on Amazon, and White Labels
4. Located in high-traffic tourist district— Ybor City. Offering a unique experience for visitors.
5. Nationally recognized spirits—received Double Gold and Gold awards from renowned Spirit Competitions
6. Brands resonate with all generations—locals and tourists alike.

WE'VE RAISED $241,537 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lee Nelson

Owner

Started one of the earliest craft distilleries in Florida via a small P2P (crowdfunded) loan. Developed 5 distinct brands and opened Florida's 1st Craft Distillery tasting room.



Pat O'Brien

Owner



Matt Baber

Field Marketing Manager



Flora Kim

Social Media and Digital Marketing Manager



SJ Killian

AR/AP Specialist

In the news

tastingpanel

Tampa Bay Times

Florida CANE Distillery


Florida
CANE

The Entire Team

left to right: Jack Wills, Matt Baber, Lee Nelson, Flora Kim, SJ Killian, Taylor Denson, Shane Ali

About Us

At the Florida CANE Distillery, we are a small team of dedicated craft spirit professionals determined to carve out a unique experience and line of products that truly capture the Florida lifestyle. To this end, we are constantly exploring new and innovative means with which to improve the creation, production, and presentation of our products to market. Meanwhile, we are continually pushing to modernize Florida law towards a vision that will allow for a complete, end-to-end distillery/tasting room experience, taking our guests through the entire distilling process, and concluding with the finished product in a finely crafted cocktail.

Formed in 2012 as a proof of concept company by two good friends, Lee Nelson and Pat O'Brien introduced the flagship product, Florida CANE Vodka, followed by a succession of flavored vodkas made with locally-sourced produce. The pair used Peer-to-Peer lending to secure a small loan and started the entire company with less than $40,000. By the end of 2014, they launched and developed a line of high-proof moonshines—Sunshine Moonshine—as well as an award-winning New World Gin—Tamiami Gin. At the same time, they advocated tirelessly for legislative reform that would pave the way for the establishment of Florida's first craft distillery with a vodka tasting room.


CANE

Making Waves of Change

from left to right: Matt Baber, Pat O'Brien, Senator Hattersley, Lee Nelson

After yearly visits to the State Capitol, the law finally passed! With a proven concept, the latest Florida law allowed for visitors and permitted the facility to act as a retail space. The support from our community was immeasurable and led to increasing demand from large retail accounts and Florida based theme-parks. To keep up with the demand, the pair moved operations to a larger space in the historic Ybor City district of Tampa, Florida.


CANE
CANE

Ybor City Facility Grand Opening Ceremony

from left to right: Pat O'Brien, Mayor Bob Buckhorn, Lee Nelson, and City Council Chairman Guido Maniscalco

How We are Different | CRAFT VS. LARGE BATCH


FLOW VALVE
DISCHARGE HEADER
FILTER FEED HEADER
FLOW
FILTER
SHUT-OFF VALVE

The Original Blueprints of our Custom-Built Charcoal Filtration System

We take pride in perfecting every batch that we produce— from the selection of our ingredients to the production. Unlike large batch companies like Tito's, Ciroc and Grey Goose who extract sugar from cheap grains, we opt for Florida-grown sugar cane, a more labor intensive, but purer form of sugar. Sugar cane is neutral in flavor, meaning that it creates a better blank canvas when adding flavors than a s created with sugar extracted from grains, allowing the true flavors of Florida to shine through! For this key reason, you bet we don't mind an additional step in our distilling process!

And it doesn't end there! To take it to the next level, we created and continue to utilize a custom charcoal filtration system made from coconut husks that removes the bitter flavors and impurities that exist in other spirit brands.

Our Product Portfolio

The Florida CANE Distillery is the only Micro-Distillery in the Nation with the largest spirit portfolio. With 32 SKUs, each stand-alone brand is marketed separately and is independently successful.


El Encanto Rum 40% (80 Proof)
Silver, Amber & Pineapple
Named after the historic building our distillery operates out of, El Encanto Rum is a one-of-a-kind rum that embodies the three different styles of rum. We wanted to capture the essence of Jamaican, French & Spanish styles of Rum; thereby paying tribute to the rich tapestry of Caribbean immigrant communities whose vibrant cultures define Florida's cultural landscape. Or, we're just super indecisive.
Tamiami Gin 43% (86 Proof)
Artisan (New World), Barrel-Aged & Wine-Infused
One of our fundamental beliefs is to leverage the clean and crisp base that sugar cane offers by hand-selecting the ingredients we want to give prominence to. That's why Tamiami Gin is formulated with just 4 botanicals: juniper, cucumber, tangerine and coriander. As simple and impressive as the Tamiami Trail.
Florida CANE Vodka 40% (80 Proof)
Premium, Orange, Strawberry, Lemon-lime, Vanilla, Cherry, Pineapple, Jalapeño & Seasonal Peppermint-Pomegranate
Cheers to the one that started it all. Made from a neutral base of Florida sugar cane, Florida CANE Vodka is infused with the flavors of Florida. Each variation is slowly dripped through our custom-built charcoal filtration system to ensure a crisp spirit without compensating the flavors that make it Floridan.
Red Drum Whiskey 45% (90 Proof)
Bourbon & Rye
Every year, 52,000 travelers from near and far make their voyage to the Sunshine Skyway Bridge. Take a peek through the waves to see the locals who we attribute to be the inspiration for our whiskey: the Red Drum (Redfish). Our Red Drum Whiskeys are the result of carefully selecting high-quality grain distillates and aging them in premium oak barrels. This product boasts a coppery gleam reminiscent of the sun-kissed waters of Tampa Bay that outshine even the Red Drum's reflective fish-scales.


WORLD WINE & SPIRITS COMPETITION
DOUBLE GOLD
JOHN BARLEYCORN AWARDS
DOUBLE GOLD WINNER
SAN FRANCISCO
WORLD SPIRITS COMPETITION
GOLD

New York World Wine Spirits Competition: *Double Gold and Best White Rum Distinction*

John BarleyCorn Awards: *Double Gold, and Best Rum Distinction*

San Francisco World Spirits Competition: *Gold*

Partnerships Mean More Than a Great Bottle | VALUE ADDS

Joining us on our journey means enjoying all of the unique benefits that come with partnering with Florida CANE. Here are the many incentives and intimate programs that we offer to support our accounts.


Menu Development
Originally developed for Florida's well-known theme parks, every account with a Menu item placement will have access to our custom craft cocktail items.
Tasting Room Experience
With our partnership, we offer various programs such as: hands-on training, private team-build tours and guided cocktail classes.
White Label Services
Our team of craft spirit professionals will guide every customer through Name & Story Creation, Logo & Brand Design, Label & Package Design, and the required State and Federal Licensing and Brand Registration. With below-industry minimum batch sizes of only 200 cases, we offer turn-key solutions.
Unique Draft Cocktails
Stand out from the crowd with our unique Draft Craft Cocktail program that is consistent, scale-able, and profitable for participating bars.
Love from Local Influencers
Through event collaboration, you will have access to our network of influencers— for use towards your marketing efforts.

Multiple Revenue Streams

White Label

Florida Cane has developed and produced a number of custom, white label bottles for various accounts. Our most successful project is the i31 Whiskey—the house whiskey for the Irish 31 restaurant group, which has now grown to 6 locations. These projects are a fantastic way to generate consistent revenue without the cash outlay, sweat equity, or risk to the brand that goes into launching a new product.


i31
WHISKEY
i31
WHISKEY

Distilling Classes

In this growing DIY market, people are increasingly trying to make homemade alcohol beverages like beer, wine, and spirits. Unfortunately, making distilled spirits at home is illegal in all 50 states. To solve for this problem, The Florida CANE Distillery offers the nation's only distilling class. Our small classes that span a 3 week period, allow us to dive deep into the topics that people want to learn and understand: how to make whiskey, vodka, gin and rum, basics on starting a new craft distillery, and related laws and regulations that distilleries must abide by. The class always sells out in days, and the graduates become brand fanatics for both our spirits and the class.



Day 1 of Distilling School: Introduction to Raw Materials

Skilled distilling instructor shows the class the malted barley used in Red Drum Bourbon and Sunshine Moonshine spirit lines.

Hand Sanitizer

As we watched the industry landscape change dramatically in the face of the COVID-19 Virus, we realized that we would need to adapt quickly. We saw the tremendous demand for hand sanitizer and applied our vodka making process to making a neutral spirit, which we blended with Peroxide and Glycerine, to make a hand sanitizer and disinfectant that met the strict requirements of the World Health Organization. We immediately locked down a few large contracts, built out a website for online ordering, and converted half of our tasting room to a shipping, fulfillment, and distribution center with a pickup window. We were able to supply both our local community and get product to hard-hit areas like New York, New Orleans, Puerto Rico and the Bahamas. In addition, we were able to donate a large portion of each batch to local first responders, nonprofits, and vulnerable communities throughout the Tampa Bay area all while serving the community, this pivot allowed us to retain our staff and pay our bills. Recognizing that our temporary allowance to produce hand sanitizer would expire, we've partnered with a local cosmetic company to produce a FDA-approved gel sanitizer—sold nationwide through our website platform and on Amazon. This permanent line will continue to be a critical component of our business model where it will generate revenue allowing us to shore up cash flow needs, support a new production facility, expand our sales team, and take care of our new and existing accounts.


CANE
HAND SANITIZER
CANE
HAND SANITIZER
CANE
HAND SANITIZER
CANE
CANE
HAND SANITIZER

Hand Sanitizer Offerings

left to right: Half-Gallon, 8-oz, 16-oz, 32-oz, 8-oz Gel

Traction to Date: History Of Adapting and Growth

As a company that has matured over the years, we've found that our growth has been attributed to our quick response to new laws and technologies. The key to our production process is being able to replicate it. We were early adopters of the now-industry standard, Hoochware, that allows for transparency as well as consistency in our monthly operations for quality assurance, planning, and both federal and state record-keeping requirements.

Finally, being able to pivot rapidly and respond to market conditions has helped us weather economic downturns. Responding to the pandemic revealed new challenges that we'd have to face. But we're quick on our feet and we did our best resulting in record sales months and rapid expansion of our customer base.

The Next Chapter

Positioning to Grow

The Florida Cane Distillery began in 2012 with 2 people, a 26 Gallon still, and a small storage facility. Over the years, we added 4 additional small stills, moved to a larger location, and hired part-time staff. We now have a 200 Gallon still, a 5-person, full-time management team plus 5 dedicated part-time employees, a retail space and production space, a 2000 sq ft off-site warehouse, and we are still growing. The company's success caused us to rapidly outgrow our current model, and we have built a 3-year strategy to grow the business without compromising the core values that made the business successful in the first place: small-scale, craft production; sourcing the highest quality local ingredients; a sales and marketing strategy rooted in highly personalized customer service and active local-level community engagement.



Our New Stills from BrewMation

Our long-term goal is to have a state-wide network of small, interactive, consumer facing nano-distilleries, each featuring highly specialized, small-scale spirit production. This will allow us to showcase our processes, techniques and products directly to the public, while building a local, grassroots following that will stimulate both on-premise and off-premise sales. Additionally, this will serve as a resource to support a local sales team, while generating revenue directly through package sales, private events, and distilling classes.

This unique, 'hub-and-spoke' strategy will require a large, centrally located production hub where the back of house work will occur—equipment and bottle storage, labeling, large-scale fermentation and distillation of neutral spirit both for use in our own products, to wholesale to other distilleries, as well as the production of large quantities of denatured, industrial ethanol to supply hand sanitizer manufacturers.

Focus on Sales

The Florida CANE Distillery started with Lee and Pat

With the expansion of our production model, we will be able to grow our sales model along the same lines. While the Tampa Bay market is large, we want to be known as FLORIDA's craft distillery—this will require dedicated account managers in each of the state's major regions. As we open new satellite locations, we will be able to build out sales teams in each of these areas. They will be able to utilize the distilleries, like our sales team in Tampa, as a resource to creatively engage potential and current accounts, social media influencers, and the general public through private tours/tastings, staff training/team-building, and exclusive events. Meanwhile, we will build a tasting room sales team to present our brand to the public and curate the tasting room experience by holding multiple daily tours and tastings, generating local buzz and growing brand recognition and consumer loyalty, and generating revenue without the logistical and financial burdens associated with a full-scale production facility.

A further step in our growth plan, which can be taken almost immediately, will be to expand beyond the Florida market. We will use LibDib, a California based direct-to-consumer spirits wholesaler, and a network of craft spirit brokers, to push into new markets in CA, IL, WI, CO, and NY. Using an aggressive pricing structure geared towards high volume sales, we will lead with our award-winning *El Encanto* line of rums, establishing the brand by targeting mid-sized regional bar/restaurant groups and retailers, as well as carefully selected 'prestige' accounts. This will coincide with the completion of a 2-year process, already underway, of ramping up the production of our 3-product Florida-style *Red Drum* Whiskey portfolio, allowing us to penetrate these new markets through established sales and distribution channels.


CANE
Florida
CANE
DISTILLERY

Our partnership with LibDib in San Francisco

Investor Q&A

– COLLAPSE ALL

What does your company do?

We manufacture and market Florida CANE Vodka, El Encanto Rum, Tamiami Gin, and Red Drum Whiskey using local Florida produce, bottled and packaged in 100% American-made glass.

Where will your company be in 5 years?

Florida CANE products are essentially the best of Florida, distilled and packaged into a bottle. So naturally, we aim to become the go-to Florida souvenir. With 7 micro-distilleries all across Florida, established out-of-state contracts with the biggest retail chains in America, and a large e-commerce presence with the capability to sell on our own website direct to consumers, we'd be one step closer to introducing the superiority of craft spirits to the national market.

Why did you choose this idea?

These days, a product's scalability and efficacy trumps the most important measure--quality. At the core, we want to reintroduce fresh Florida produce, Florida sugar cane, and American-made bottles. Our mission is to educate our customers and provide them with consistently superior spirits as a trusted brand.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Having been inspired by the hugely successful craft distillery culture in their native New York, Pat & Lee quickly realized that, given the potential in Florida's natural agricultural bounty and its ever-expanding tourism & travel industry, there was a potentially massive untapped market, craft spirits. The aim was to take the best Florida has to offer, distill it into bottles, and package it as a travel-friendly giftable souvenir. While Florida will always be a premier travel destination, its year-round resident population is also growing exponentially. In addition, Florida is—and likely always will be—the number one destination for retirees. It has also seen huge growth in the number of younger people—drawn to the state's vibrant nightlife, natural beauty, elite universities and affordable real estate—calling Florida home. Florida Cane has been uniquely successful in producing and marketing a brand identity, message, and product line that resonates with all three of these demographic groups.

With the outbreak of Covid-19, we predicted that our largest target markets would be profoundly affected and that we would have to close our doors to the public. We transitioned to respond to the outbreak by adjusting our business model to add the production of WHO formulated hand sanitizer. We made it accessible to the public and donated as much product as we could to the first responders in our community. We've managed to stay profitable during these tough times by being adaptable and utilizing our 4-person management team to put together a supply chain and a shipping/distribution system that keeps our staff and customers safe.

How far along are you? What's your biggest obstacle?

We are on track to scaling up on our operations and our sales team. Our new, state-of-the-art equipment has come online and we see this as an opportunity for a large stream of revenue in the production of whiskey. Our biggest obstacle here is the lack of capital that's required to both purchase the necessary raw materials for whiskey and support the staff that will expand us into new territories across Florida.

Who competes with you? What do you understand that they don't?

The craft spirit industry is surprisingly collaborative. Our neighbors and friends in this space have become our allies as we fight for change—a fair chance in the market. Our competitors are collectively, the large name spirit brands of America, i.e. Jack Daniels, Titos, etc.
We at The Florida CANE Distillery, understand that experience is huge component of the quality of a brand. We take the initiative to educate, offer classes and be transparent about where and how our products are made.

How will you make money?

The successful partnerships we've established with the statewide distribution of Walmart, placements at Busch Gardens, SeaWorld, etc. has shown us the increasing demand and traction of our brands. In addition, we have had great success with regional restaurant groups, where we are leveraged as a 'local' or 'house' spirit and are often featured in their signature cocktails and happy hour menus. With funding, we will be able to improve our production processes to greatly improve our margins, thereby freeing up more funds for marketing and account support, as well as building out a statewide sales team to expand both on-premise and off-premise sales. With this strategy we expect to see exponential growth on top of our already impressive and loyal off-premise and on-premise accounts. Additionally, we plan to convert the space adjacent to our tasting room into a fully functional craft cocktail bar, which will coincide with the opening of a large boutique hotel next door, and a general, ongoing evolution of our historic neighborhood into a premier upmarket dining and entertainment destination.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The Florida Law allowing us to open a cocktail bar may not pass through the Senate. Additionally, the Federal Excise Tax is set to expire at the end of the year, which, if not renewed will substantially increase our production costs. We are actively working towards getting these laws passed, through lobbyists, a guild of craft distillers, and many personal visits to the State House. We are confident that they will pass, but in the event that it does not, we have a plan— with our society forever changed by the CoVid outbreak, more customers are looking for businesses with an e-commerce platform, and we are fully prepared and have tested and proven the success of pick up windows developed for hand sanitizer sales. Similarly, if the hospitality and tourist industries fail to fully recover from the CoVid outbreak and associated closures (a process which, by all accounts, looks to be well underway) we would employ the same strategy, expanding it to include multiple, small brick-and-mortar outlets structured around online sales and pick-up windows, and located strategically in target markets.